TSX:GNG
www.goldengoliath.com

LAS BOLAS / LOS HILOS UPDATE

Vancouver, Canada, August 26, 2013 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F)

The Company has received the final report from Agnico Eagle Mines Limited on their 2013 drilling program on the Las Bolas/ Los Hilos property. The diamond drill program was carried out between May 5th and May 26th, 2013, and totaled 930 meters in 10 holes; from which 992 core samples were obtained and sent to ALS Chemex laboratory for assaying. Five of these drill holes aimed to test the “El Orito” area, three drill holes were located at “Los Hilos” area and two drill holes were located at “Las Bolas-El Gambusino” area. The program aimed to test mineralized structures including veins, stockwork zones, faults and fractures parallel to known mineralized structural trends.

Most of the drill holes encountered altered and broken rock and some anomalous gold values, and one hole, drilled in the El Orito Zone near Los Hilos, returned a significant intersection (1.0 m @ 10.7 gm/tonne gold and 38.0 gm/tonne silver.

The Company has been informed that Agnico Eagle Mines Limited has elected to terminate the agreement and all technical information is being delivered to the Company.

The Company believes that the Los Hilos District still offers the opportunity for gold mineralization throughout the project area which includes gold bearing quartz stockwork zones, strongly silicified zones, strong fracture zones hosting iron-manganese oxides, plus, numerous known mineral occurrences within small-scale mine workings. Los Hilos, Las Bolas and El Gambusino mines show considerable historical mine development. Management believes that there is still very substantial untested potential on the large Las Bolas/ Los Hilos property and will be looking at other avenues to further advance the property.

Meanwhile, the Company has been continuing its work within the San Martin tunnel on the San Timoteo property. Recent rehabilitation work has opened 4 new levels in addition to the original adit and level and assay plans are currently being prepared for release. The Company is pleased with the expansion and assay results to date and will be reporting the exploration results shortly.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950

Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

The information in this news release includes certain "forward-looking statements" All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company's properties, statements regarding intentions with respect to obligations due for various projects, strategic alternatives, quantity of resources or reserves, timing of permitting, construction and production and other milestones, are forward looking statements. Statements concerning Mineral Reserves and Mineral Resources are also forward-looking statements in that they reflect an assessment, based on certain assumptions, of the mineralization that would be encountered and mining results if the project were developed and mined in the manner described. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from GNG's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and local groups in the exploration, and development of properties; and the need to obtain permits and governmental approval. GNG's forward looking statements reflect the beliefs, opinions and projections of management on the date the statements are made. GNG assumes no obligation to update the forward looking statements if management's beliefs, opinions, projections, or other factors should they change.